As filed with the Securities and Exchange Commission on January 11, 2023

File Nos. 33-499 and 811-4417

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

Registration Statement Under the Securities Act of 1933

Post-Effective Amendment No. 71

and

Registration Statement Under the Investment Company Act of 1940

Amendment No. 72

SHELTON FUNDS

(Exact Name of Registrant as Specified in its Charter)

1875 Lawrence Street, Suite 300, Denver, CO 80202

(Address of Principal Executive Office)

(303) 228-8985

Registrant’s Telephone Number

STEPHEN C. ROGERS

1875 Lawrence Street, Suite 300, Denver, CO 80202

(Name and Address of Agent for Service)

As soon as practicable after the effective date of this Amendment

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective:

☒	immediately upon filing pursuant to Rule 485(b)
☐	on _________ pursuant to Rule 485(b)
☐	60 days after filing pursuant to Rule 485(a)(1)
☐	75 days after filing pursuant to Rule 485(a)(2)
☐	on _______ pursuant to Rule 485(a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Please Send Copy of Communications to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

Telephone: (303) 892-7381

Explanatory Note

This Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A (the “Registration Statement”) of Shelton Funds is being filed for the sole purpose of filing certain additional exhibits. This Post-Effective Amendment incorporates by reference the current versions of the Trust’s Prospectus (Part A) and Statement of Additional Information (Part B), each dated January 1, 2023, included in Post-Effective Amendment No. 70 under the 1933 Act and Amendment No. 71 under the 1940 Act, as supplemented.

PART C

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation

(1)	Agreement and Declaration of Trust dated August 8, 2006 is incorporated by reference to Post-Effective Amendment No. 33 to the Registration Statement, as filed on October 31, 2006 (Accession No. 0001144204-06-044588).

(2)	Certificate of Trust dated August 8, 2006 is incorporated by reference to Post-Effective Amendment No. 33 to the Registration Statement, as filed on October 31, 2006 (Accession No. 0001144204-06-044588).

	(3)	Amendment dated November 17, 2011 to the Certificate of Trust dated August 8, 2006 –is incorporated by reference to Post-Effective Amendment No. 58, as filed on December 31, 2019 (Accession No: 0001398344-18-018815).

(b)	(1)	By-Laws dated August 8, 2006 is incorporated by reference to Post-Effective Amendment No. 34 to the Registration Statement, as filed on December 29, 2006 (Accession No. 0001144204-06-054892).

	(2)	Amendment dated May 7, 2020 to Bylaws dated August 8, 2006 is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement, as filed on December 29, 2020 (Accession No. 0001398344-20-025205).

(c)	Instruments Defining Rights of Security Holders - Not applicable.

(d)	Investment Advisory Contracts

	(1)	Amended and Restated Investment Advisory Agreement dated March 4, 2022, between Shelton Funds and CCM Partners (filed herewith).

	(2)	Investment Advisory Agreement dated February 14, 2013 between Shelton Funds, on behalf of the Shelton Sustainable Equity Fund (formerly known as the Shelton Green Alpha Fund) and CCM Partners is incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement, as filed on December 28, 2017. (Accession No. 0001398344-17-016363).

(3)	Amendment No. 1 to the Investment Advisory Agreement dated February 14, 2013, between Shelton Funds, on behalf of the Shelton Sustainable Equity Fund (formerly known as the Shelton Green Alpha Fund) (filed herewith).

(e)	Underwriting Contracts

	(1)	Distribution Agreement dated February 8, 2018 between Shelton Funds and RFS Partners, LP is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement, as filed on December 29, 2020 (Accession No. 0001398344-20-025205).

	(2)	Amended and Restated Appendix A dated February 6, 2020 to Amended & Restated Underwriting Agreement dated February 8, 2018 is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement, as filed on December 29, 2020 (Accession No. 0001398344-20-025205).

	(3)	Amendment No. 1 dated November 12, 2020 to the Distribution Agreement dated February 8, 2018 is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement, as filed on December 29, 2020 (Accession No. 0001398344-20-025205).

(f)	Bonus or Profit Sharing Contracts - Not applicable.

(g)

Amended and Restated Custody Agreement dated December 12, 2017 between Shelton Funds and U.S. Bank National Association is incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement, as filed on December 28, 2017 (Accession No. 0001398344-17-016363).

(h)	Other Material Contracts

	(1)	Restated Administration Services Agreement dated January 1, 2007 between Shelton Funds (f/k/a California Investment Trust) and CCM Partners, LP is incorporated by reference to Post-Effective Amendment No. 34 to the Registration Statement, as filed on December 29, 2006 (Accession No. 0001144204-06-054892).

	(2)	Amendment No. 1 dated effective as of January 1, 2011, to the Restated Administration Agreement dated January 1, 2007 between Shelton Funds and CCM Partners, LP is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement, as filed on December 29, 2020 (Accession No. 0001398344-20-025205).

	(3)	Amended and Restated Fund Administration Servicing Agreement between Shelton Funds, SCM Trust, and Gemini Fund Services, LLC dated September 1, 2019 is incorporated by reference to Post-Effective Amendment No. 60 to the Registration Statement, as filed on December 27, 2019 (Accession No. 0001398344-19-023196).

	(4)	Amended and Restated Shareholder Servicing Plan is incorporated by reference to Post-Effective Amendment No. 69 to the Registration Statement, as filed on October 7, 2022 (Accession No. 0001387131-22-010344).

	(5)	Expense Limitation Letter dated January 6, 2023 (filed herewith).

(i)	Legal Opinion and Consent of Counsel as to legality of shares.

(1) Opinion of Paul, Hastings, Janofsky & Walker LLP.

(2) Opinion of Davis Graham & Stubbs LLP with respect to the Institutional Class of the Nasdaq-100 Index Fund is incorporated by reference to Post-Effective Amendment No. 65 to the Registration Statement, as filed on March 4, 2022 (Accession No. 0001387131-22-003192).

(3) Opinion of Davis Graham & Stubbs LLP with respect to the Institutional Class of the Shelton Sustainable Equity Fund (formerly known as the Shelton Green Alpha Fund) is incorporated by reference to Post-Effective Amendment No. 69 to the Registration Statement, as filed on October 7, 2022 (Accession No. 0001387131-22-010344).

(j)	Other Opinions

(1) Consent of Cohen & Company, Ltd.

(k)	Omitted Financial Statements - Not applicable.

(l)	Initial Capital Agreement - Not applicable.

(m)	Amended and Restated Distribution and Services Plan dated February 8, 2018 is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement, as filed on December 29, 2020 (Accession No. 0001398344-20-025205).

(n)	Amended and Restated Rule 18f-3 Plan is incorporated by reference to Post-Effective Amendment No. 69 to the Registration Statement, as filed on October 7, 2022 (Accession No. 0001387131-22-010344).

(o)	Reserved.

(p)	Code of Ethics

(1) Joint Code of Ethics of Shelton Funds, SCM Trust, Shelton Capital Management and RFS Partners, LP, is incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement, as filed on December 28, 2017 (Accession No. 0001398344-17-016363).

(q)	Other.

(1) Powers of Attorney is incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement, as filed on December 28, 2017 (Accession No. 0001398344-17-016363).

(2) Secretary’s Certificate pursuant to Rule 483(b) – is incorporated by reference to Post-Effective Amendment No. 58, as filed on December 31, 2018 (Accession No: 0001398344-18-018815).

Item 29. Persons Controlled by or under Common Control with Registrant.

As of the date of this Post-Effective Amendment, to the knowledge of the Registrant, the Registrant did not control any other person, nor was it under common control with another person.

Item 30. Indemnification

Article VII of the Registrant’s Declaration of Trust provides that a trustee or officer of the Trust who is or was serving at the request of the Trust as a trustee or officer shall not be liable to the Trust or to any Shareholder in his capacity as a trustee or officer except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such trustee or officer. A trustee also shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing, and to the fullest extent that limitations on the liability of trustees and officers are permitted by the Delaware Statutory Trust Act or other applicable law, a trustee or officer shall not be responsible or liable in any event for any act, omission, neglect or wrongdoing of any other agent of the Trust, and/or of any officer, employee, consultant, investment adviser, principal underwriter, administrator, fund accountant or accounting agent, custodian, transfer agent, dividend disbursing agent and/or shareholder servicing agent of the Trust.

Article VII also provides that the Trust shall indemnify, out of Trust property, to the fullest extent permitted under applicable law, any trustee or officer of the Trust who was or is a party or is threatened to be made a party to any legal proceeding by reason of the fact that such person is or was a trustee or officer of the Trust, against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if the person acted in good faith or in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Further, the termination of any proceeding by judgment, order or settlement does not of itself create a presumption that such person did not act in good faith or that such person had reasonable cause to believe that such person’s conduct was unlawful. Notwithstanding the foregoing, the Trust is not permitted to indemnify trustees or officers against such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of their duties as an officer or trustee. The Declaration of Trust also provides that a trustee or officer may receive advancement of expenses in defending any proceeding or action involving such person’s conduct as a trustee or officer of the Trust. The Declaration of Trust provides that any indemnification under Article VII shall be made by the Trust if authorized in the specific case on a determination that indemnification of the Trustee or officer is proper in the circumstances by a majority vote of independent trustees or by independent legal counsel in a written opinion.

Additionally, with respect to indemnification against liability incurred by Registrant’s underwriter, reference is made to Section 7 of the Amended and Restated Distribution Agreement dated February 8, 2018 between Registrant and RFS Partners. With respect to indemnification against liability incurred by Registrant’s investment adviser, reference is made to Section 11 of each of the Investment Advisory Agreements dated (i) January 1, 2007; and (ii) February 14, 2013 and effective as of March 8, 2013; respectively, between the Registrant and Shelton Capital Management.

Item 31. Business and Other Connections of Investment Adviser.

Shelton Capital Management, a California Limited Partnership, is the Registrant’s investment adviser with respect to these Funds. Shelton Capital Management is also the investment adviser to SCM Trust, a diversified, open-end management investment company with 10 series funds. The principal business address of Shelton Capital Management is 1875 Lawrence Street, Suite 300, Denver, CO 80202.

Name	Position with Shelton Capital Management	Other Business Connections*	Type of Business
Stephen C. Rogers	Chief Executive Officer	Chief Executive Officer, President of RFS Partners, LP	Distributor; Registered Investment Adviser
David Falk	Portfolio Manager	None	Not Applicable
Nick Griebenow	Portfolio Manager	None	Not Applicable
Tony Jacoby	Portfolio Manager	None	Not Applicable
Barringer H. Martin	Portfolio Manager	Registered representative of RFS Partners, LP	Distributor
William P. Mock	Portfolio Manager	None	Not Applicable
Gregory T. Pusch	General Counsel, Chief Compliance Officer	General Counsel of RFS Partners, LP	Distributor
Jeffrey Rosenkranz	Portfolio Manager	None	Not Applicable
Derek Izuel	Chief Investment Officer, Portfolio Manager	None	Not Applicable
Justin Sheetz	Portfolio Manager	None	Not Applicable
Bruce Kahn	Portfolio Manager	None	Not Applicable
Peter Higgins	Head of Fixed Income & Senior Fixed Income Lead Portfolio Manager	None	Not Applicable

*	The principal place of business of RFS Partners is 1875 Lawrence St., Suite 300, Denver, CO 80202.

For additional information, please see Part A of this Registration Statement.

Item 32. Principal Underwriters

RFS Partners, LP (“RFS Partners”) is the principal underwriter of the Funds, and in that capacity distributes the shares of the Funds. RFS Partners also serves as the principal underwriter of SCM Trust. Certain limited partners of RFS Partners also serve as officers and/or trustees of the Registrant.

To the best of Registrant’s knowledge, the Directors and Officers of RFS Partners are as follows:

Name and Principal Business Address*	Positions and Offices with Underwriter	Positions and Officers with Fund
Stephen C. Rogers	Chief Executive Officer, President	Trustee, Principal Executive Officer
Richard F. Shelton, Inc.	General Partner	None
Dennis Patrick Clark	Limited Partner	None
Carrie Worcester Della Flora	Chief Compliance Officer	None
Barringer Harold Martin	Limited Partner	None

*	The Principal Business Address of each Director and Officer of RFS Partners is 1875 Lawrence Street, Suite 300, Denver, Colorado, 80202.

Item 33. Locations of Accounts and Records.

Accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are kept at the following offices: (1) Gemini Fund Services, LLC, 17605 Wright Street, Omaha, Nebraska 68130; and (2) Shelton Capital Management, 1875 Lawrence Street, Suite 300, Denver, CO 80202.

Item 34. Management Services

All management-related service contracts are discussed in Part A or Part B of this Registration Statement.

Item 35. Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirement for effectiveness of this registration statement under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver, the State of Colorado, on the 11th day of January, 2023.

SHELTON FUNDS

(Registrant)

By	/s/ Stephen C. Rogers*
Stephen C. Rogers, Chairman of the Board and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Stephen C. Rogers**	Principal Executive Officer	January 11, 2023
Stephen C. Rogers	and Trustee

/s/ Kevin T. Kogler**	Trustee	January 11, 2023
Kevin T. Kogler

/s/ Stephen H. Sutro**	Trustee	January 11, 2023
Stephen H. Sutro

/s/ Marco L. Quazzo***	Trustee	January 11, 2023
March L. Quazzo

/s/ William P. Mock**	Principal Financial and Accounting Officer	January 11, 2023
William P. Mock

*	Signed by Gregory T. Pusch pursuant to Secretary’s Certificate pursuant to Rule 483(b), filed with Post-Effective Amendment to the Registration Statement filed on December 31, 2018.

**	Signed by Gregory T. Pusch pursuant to Powers of Attorney dated May 19, 2017.

***	Signed by Gregory T. Pusch pursuant to Powers of Attorney dated May 22, 2017.

EXHIBIT INDEX

(d)(1)	Amended and Restated Investment Advisory Agreement dated March 4, 2022, between Shelton Funds and CCM Partners.
(d)(3)	Amendment No. 1 to the Investment Advisory Agreement dated February 14, 2013, between Shelton Funds, on behalf of the Shelton Sustainable Equity Fund (formerly known as the Shelton Green Alpha Fund).
(h)(5)	Expense Limitation Letter dated January 6, 2023.